UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Groupon, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

399473107
(CUSIP Number)

David L. Caplan

Partner & General Counsel

Atairos Management L.P.

620 Fifth Avenue

New York, NY 10020

(646) 690-5220

With a Copy to:

William J. Chudd

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-4089

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 5, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 399473107
1.	Names of Reporting Persons. A-G Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) 
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,314,815(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,314,815(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,314,815(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 
13.	Percent of Class Represented by Amount in Row (11) 7.4%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	The beneficial ownership of shares of Common Stock (as defined below) and the calculation of the percentage beneficial ownership thereof of the Reporting Person set forth above excludes shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person by reason of the Voting Agreement (as defined and described in the Schedule 13D). See Item 5 of this Schedule 13D. All numbers of shares of Common Stock set forth in this Amendment No. 3 reflect the reverse stock split effected by the Company with respect to its Common Stock on June 10, 2020.

CUSIP No. 399473107
1.	Names of Reporting Persons. A-G Holdings GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) 
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,314,815(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,314,815(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,314,815(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 
13.	Percent of Class Represented by Amount in Row (11) 7.4%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	The beneficial ownership of shares of Common Stock (as defined below) and the calculation of the percentage beneficial ownership thereof of the Reporting Person set forth above excludes shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person by reason of the Voting Agreement (as defined and described in the Schedule 13D). See Item 5 of this Schedule 13D. All numbers of shares of Common Stock set forth in this Amendment No. 3 reflect the reverse stock split effected by the Company with respect to its Common Stock on June 10, 2020.

CUSIP No. 399473107
1.	Names of Reporting Persons. Atairos Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) 
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,314,815(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,314,815(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,314,815(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 
13.	Percent of Class Represented by Amount in Row (11) 7.4%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The beneficial ownership of shares of Common Stock (as defined below) and the calculation of the percentage beneficial ownership thereof of the Reporting Person set forth above excludes shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person by reason of the Voting Agreement (as defined and described in the Schedule 13D). See Item 5 of this Schedule 13D. All numbers of shares of Common Stock set forth in this Amendment No. 3 reflect the reverse stock split effected by the Company with respect to its Common Stock on June 10, 2020.

CUSIP No. 399473107
1.	Names of Reporting Persons. Atairos Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) 
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,314,815(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,314,815(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,314,815(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 
13.	Percent of Class Represented by Amount in Row (11) 7.4%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	The beneficial ownership of shares of Common Stock (as defined below) and the calculation of the percentage beneficial ownership thereof of the Reporting Person set forth above excludes shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person by reason of the Voting Agreement (as defined and described in the Schedule 13D). See Item 5 of this Schedule 13D. All numbers of shares of Common Stock set forth in this Amendment No. 3 reflect the reverse stock split effected by the Company with respect to its Common Stock on June 10, 2020.

CUSIP No. 399473107
1.	Names of Reporting Persons. Atairos Partners GP, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) 
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,314,815(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,314,815(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,314,815(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 
13.	Percent of Class Represented by Amount in Row (11) 7.4%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The beneficial ownership of shares of Common Stock (as defined below) and the calculation of the percentage beneficial ownership thereof of the Reporting Person set forth above excludes shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person by reason of the Voting Agreement (as defined and described in the Schedule 13D). See Item 5 of this Schedule 13D. All numbers of shares of Common Stock set forth in this Amendment No. 3 reflect the reverse stock split effected by the Company with respect to its Common Stock on June 10, 2020.

CUSIP No. 399473107
1.	Names of Reporting Persons. Michael J. Angelakis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) 
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 15,497
	8.	Shared Voting Power 2,314,815(1)
	9.	Sole Dispositive Power 15,497
	10.	Shared Dispositive Power 2,314,815(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,314,815(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 
13.	Percent of Class Represented by Amount in Row (11) 7.4%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	The beneficial ownership of shares of Common Stock (as defined below) and the calculation of the percentage beneficial ownership thereof of the Reporting Person set forth above excludes shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person by reason of the Voting Agreement (as defined and described in the Schedule 13D). See Item 5 of this Schedule 13D. All numbers of shares of Common Stock set forth in this Amendment No. 3 reflect the reverse stock split effected by the Company with respect to its Common Stock on June 10, 2020.

This Amendment No. 3 amends the Schedule 13D originally filed on April 4, 2016, as amended (this “Schedule 13D”), and is filed by A-G Holdings, L.P. (“AGH”), for and on behalf of itself, A-G Holdings GP, LLC (“AGGP”), Atairos Group, Inc. (“Atairos”), Atairos Partners, L.P.(“AP”), Atairos Partners GP, Inc. (“APGP”) and Michael J. Angelakis (“Angelakis” and, together with AGH, AGGP, Atairos, AP, and APGP, the “Reporting Persons”) with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Groupon, Inc., a Delaware corporation (the “Issuer” or the “Company”).

Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of the Transaction

Item 4 is hereby amended and supplemented by adding the following at the end:

On May 5, 2021, the Company entered into a Note Repurchase Agreement (the “Note Repurchase Agreement”) with AGH to repurchase all of the outstanding $250.0 million aggregate principal amount of the Company’s 3.25% Convertible Senior Notes due 2022. Pursuant to the Note Repurchase Agreement, (i) the Company will pay AGH an amount equal to $254.0 million (i.e., principal and a prepayment fee of $4.0 million), plus accrued and unpaid interest to, and including, the Closing Date (as defined below) and (ii) 4,859 restricted stock units in respect of shares of Common Stock granted to Mr. Angelakis under the Company’s 2011 Incentive Plan that are outstanding and unvested as of immediately prior to the Closing (as defined below) (the “RSUs”) will become fully vested at the Closing. The closing of the repurchase transaction (the “Closing”) is subject to customary conditions, and is expected to occur on or before May 14, 2021 (the “Closing Date”).

The foregoing description of the Note Repurchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Note Repurchase Agreement, which is filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q (SEC File No. 1-35335), dated May 6, 2021 and incorporated herein by reference.

On May 5, 2021, in connection with the Note Repurchase Agreement, Mr. Angelakis submitted to the Company a letter of resignation, to be effective concurrently with the Closing, with respect to his position as a director of the Company and any and all committees of the Company’s Board of Directors on which he serves.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference. Subject to the terms of the Indenture and the Investment Agreement, the Reporting Persons are the beneficial owners of 2,314,815 shares of Common Stock, which represents the number of shares of Common Stock issuable upon conversion of the Notes if the Company elects to settle its conversion obligation solely through shares of Common Stock at the initial conversion rate. Such number of shares of Common Stock represent 7.4% of the shares of Common Stock outstanding based on 29,081,347 shares of Common Stock outstanding as of April 21, 2021 (exclusive of shares of Common Stock issuable pursuant to equity awards granted under the Company’s equity plans), which number the Company reported in its definitive proxy statement filed with the U.S. Securities and Exchange Commission on April 28, 2021 (the “Proxy Statement”). In addition, Mr. Angelakis also beneficially owns 15,497 shares of Common Stock, which includes 4,859 shares of Common Stock issuable upon the vesting of the RSUs pursuant to the Note Purchase Agreement, in connection with Mr. Angelakis’ service on the Issuer’s Board of Directors.

As a result of the Voting Agreement, as amended, the Reporting Persons may be deemed to be members of a “group” with Eric Lefkofsky (“Lefkofsky”) and certain of his affiliates. Based on the Proxy Statement, Lefkofsky and certain of his affiliates beneficially own approximately 4,036,543 shares of Common Stock.

As a result of the Voting Agreement, as amended, each Reporting Person may be deemed to beneficially own the shares of Common Stock beneficially owned by Lefkofsky and certain of his affiliates, which represent approximately 4,036,543 shares of Common Stock, or approximately 13.9% of the shares of Common Stock outstanding based on 29,081,347 shares of Common Stock outstanding as of April 21, 2021, which number the Company reported in its Proxy Statement.

(b) Each Reporting Person has shared voting power and shared dispositive power of the shares of Common Stock beneficially owned by such Reporting Person as indicated herein, except that Mr. Angelakis has sole voting power and sole dispositive power over 15,497 shares of Common Stock.

(c) Except as set forth in this Schedule 13D, no Reporting Person has effected any transaction in the Common Stock in the 60 days preceding the date hereof.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Schedule 13D.

(e) Not applicable.

The information set forth in Items 4 and 6 of the Schedule 13D is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented as follows:

Note Repurchase Agreement

Pursuant to the Note Repurchase Agreement, effective as of the Closing, the Investment Agreement and the Voting Agreement will terminate and shall cease to be of any further force and effect; provided, however, that certain provision of the Investment Agreement will survive such termination in accordance with their terms.

The foregoing description of the Note Repurchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Note Repurchase Agreement, which is filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q (SEC File No. 1-35335), dated May 6, 2021 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

The following document is filed as an exhibit:

Exhibit 6: Note Repurchase Agreement, dated as of May 5, 2021, by and between AGH and the Company (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q (SEC File No. 1-35335), dated May 6, 2021 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2021.

A-G HOLDINGS, L.P.

By:	A-G HOLDINGS GP, LLC, its general partner

By:	ATAIROS GROUP, INC., its sole member and manager

By:	/s/ David L. Caplan
Name: David L. Caplan
Title: Authorized Signatory

A-G HOLDINGS GP, LLC

By:	ATAIROS GROUP, INC., its sole member and manager

By:	/s/ David L. Caplan
Name: David L. Caplan
Title: Authorized Signatory

ATAIROS GROUP, INC.

By:	/s/ David L. Caplan
Name: David L. Caplan
Title: Vice President and General Counsel

ATAIROS PARTNERS, L.P.

By:	ATAIROS PARTNERS GP, INC., its general partner

By:	/s/ David L. Caplan
Name: David L. Caplan
Title: Vice President

ATAIROS PARTNERS GP, INC.

By:	/s/ David L. Caplan
Name: David L. Caplan
Title: Vice President

[Signature Page to Schedule 13D/A –Groupon, Inc.]

MICHAEL J. ANGELAKIS

By:	/s/ Michael J. Angelakis

[Signature Page to Schedule 13D/A –Groupon, Inc.]